Exhibit 99.1

EDAP TMS SA Reports 1Q 2017 Results

  Total revenue of EUR 8.7 million (USD 9.3 million) for Q1 2017
  +16.5% growth in HIFU treatment driven recurring revenues
  Strong cash position of EUR 20.3 million (USD 21.7 million) as of March 31, 2017
  CMS Medicare C-code submission for HIFU reimbursement in the U.S.
  Ablatherm Fusion World Premiere at AUA in Boston May 12-16

LYON, France, May 17, 2017 -- EDAP TMS SA (Nasdaq: EDAP), the global leader in therapeutic ultrasound, announced today financial results for the first quarter ended March 31, 2017, and provided an update on strategic and operational accomplishments.

"Our first quarter revenues remain in line with our revenues from first quarter 2016", said Marc Oczachowski, EDAP's Chief Executive Officer. "We continue to expand our education efforts in the U.S. as demonstrated by our successful addition of more than 50 new urologists to our HIFU training program during the first quarter. As a result, momentum in the U.S. continues as evidenced by the significant growth of our pipeline of HIFU projects. Global HIFU treatment driven revenue continues to increase with 16.5% growth year over year, while our global UDS/Lithotripsy business grew 16.5% compared to the first quarter of 2016."

Marc Oczachowski added: "We are well positioned to continue with our strategic initiatives to ensure a solid foundation for growth in the U.S. market. In late February 2017, we submitted our dossier for reimbursement to CMS Medicare for C-code allocation; we expect feedback from CMS no later than July 2017. We have also expanded our HIFU product offerings with the addition of our Ablatherm Fusion device, announced during the American Urological Association's annual conference in Boston last week-end."

First Quarter 2017 Results

Total revenue for the first quarter 2017 was EUR 8.7 million (USD 9.3 million), a 0.6% decreased compared to EUR 8.7 million (USD 9.6 million) for the first quarter of 2016.

For the three months ended March 31, 2017, total revenue for the Lithotripsy division was EUR 6.4 million (USD 6.8 million), a 16.5% increase compared to EUR 5.5 million (USD 6.0 million) during the year-ago period.

Total revenue in the HIFU business for the first quarter was EUR 2.3 million (USD 2.5 million), a 29.1% decrease compared to EUR 3.3 million (USD 3.6 million) for the first quarter of 2016.

Gross profit for the first quarter 2017 was EUR 3.6 million (USD 3.8 million), compared to EUR 4.3 million (USD 4.7 million) for the year-ago period. Gross profit margin on net sales was 41.1% in the first quarter of 2017, compared to 49.2% in the prior year period.

Operating loss for the first quarter 2017 was EUR 0.4 million (USD 0.4 million), compared to an operating profit of EUR 0.7 million (USD 0.8 million) in the first quarter of 2016.

Net income for the first quarter 2017 was EUR 1.7 million (USD 1.8 million), or earnings of EUR 0.06 per diluted share, as compared to net income of EUR 1.4 million (USD 1.5 million), or earnings of EUR 0.05 per diluted share in the year-ago period. Net income in the first quarter of 2017 included non-cash interest income of EUR 2.0 million (USD 2.1 million) to adjust the accounting fair value of the outstanding warrants.

Conference Call

An accompanying conference call will be conducted by Philippe Chauveau, Chairman of the Board; Marc Oczachowski, Chief Executive Officer; and Francois Dietsch, Chief Financial Officer, to go over the results. The call will be held at 8:30 AM ET, on Thursday, May 18, 2017. Please refer to the information below for conference call dial-in information and webcast registration.

Conference Date: Thursday, May 18, 2017, 8:30 AM ET
Conference dial-in: 877-269-7756
International dial-in: 201-689-7817
Conference Call Name: EDAP-TMS First Quarter 2017 Results Call
Webcast Registration: Click Here

Following the live call, a replay will be available on the Company's website,www.edap-tms.com under "Investors Information."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. Ablatherm Fusion is not FDA cleared yet. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

EDAP TMS S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three months ended:		Three months ended:
	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
	2017	2016	2017	2016
	Euros	Euros	$US	$US

Sales of medical equipment	5,512	5,999	5,899	6,617
Net Sales of RPP and Leases	1,295	1,262	1,386	1,392
Sales of spare parts, supplies and Services	1,842	1,467	1,972	1,618
TOTAL NET SALES	8,648	8,728	9,257	9,627
Other revenues	26	-	28	-
TOTAL REVENUES	8,675	8,728	9,285	9,627

Cost of sales	(5,123)	(4,436)	(5,483)	(4,893)
GROSS PROFIT	3,551	4,292	3,801	4,734

Research & development expenses	(896)	(814)	(959)	(898)
S, G & A expenses	(3,075)	(2,745)	(3,291)	(3,028)
Total operating expenses	(3,971)	(3,559)	(4,250)	(3,926)

OPERATING PROFIT (LOSS)	(419)	733	(449)	808

Interest (expense) income, net	1,983	479	2,123	528
Currency exchange gains (loss), net	175	188	188	207
Other income (loss), net	-	-	-	-

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	1,739	1,400	1,861	1,544

Income tax (expense) credit	(58)	(39)	(62)	(43)

NET INCOME (LOSS)	1,681	1,360	1,799	1,501

Earning per share – Basic	0.06	0.05	0.06	0.06
Average number of shares used in computation of EPS	28,839,099	25,400,445	28,839,099	25,400,445
Earning per share – Diluted	0.06	0.05	0.06	0.06
Average number of shares used in computation of EPS for positive net	30,213,544	26,987,182	30,213,544	26,987,182

NOTE:  Translated for convenience of the reader to U.S. dollars at the 2017 average three months’ noon buying rate  of 1 Euro = 1.0703 USD, and 2016 average three months’ noon buying rate of 1 Euro = 1.1030 USD.

EDAP TMS S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS HIGHLIGHTS

(amounts in thousands of Euros and U.S. Dollars)

	Mar. 31, 2017 Euros	Dec. 31, 2016 Euros	Mar. 31, 2017 $US	Dec. 31, 2016 $US

Cash, cash equivalents and short term investments	20,321	21,989	21,739	23,202
Total current assets	40,542	40,514	43,370	42,750
Total current liabilities	14,052	15,010	15,032	15,838
Shareholders' Equity	26,904	24,451	28,780	25,800

NOTE:  Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.0697 USD, on March 31, 2017 and at the noon buying rate of 1 Euro = 1.0552 USD, on December 31, 2016.

EDAP TMS S.A.

CONDENSED STATEMENTS OF OPERATIONS BY DIVISION

THREE MONTHS ENDED MARCH 31,2017

(Amounts in thousands of Euros)

	HIFU Division		UDS Division		Corporate	Total After Consolidation

Sales of goods	1,048		4,464			5,512
Sales of RPPs & Leases	958		336			1,295
Sales of spare parts & services	317		1,525			1,842
TOTAL NET SALES	2,323		6,325			8,648

Other revenues	-		26			26

TOTAL REVENUES	2,323		6,352			8,675

GROSS PROFIT	1,227	53%	2,325	37%		3,551	41%
(% of Total Revenues)

Research & Development	(579)		(317)			(896)
Total SG&A plus depreciation	(1,112)		(1,596)		(366)	(3,075)

OPERATING PROFIT (LOSS)	(465)		411		(366)	(419)